SECUR 04013132 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52200 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regis Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Club Drive, Suite H
(No. and Street)

Westerville (City) Ohio (State) 43081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert K. Cargin 614-545-1500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haemmerle, Heximer Harvey & Co.
(Name – *if individual, state last, first, middle name*)

1250 Old Hebderson Road, (Address) Columbus, (City) Ohio (State) 43220 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Robert K. Cargin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regis Securities Corporation, as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

NANCY A. VARGO
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES JULY 30, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# REGIS SECURITIES CORPORATION

# FINANCIAL STATEMENTS

# JUNE 30, 2004 AND 2003

Haemmerle, Heximer, Harvey & Co.

CERTIFIED PUBLIC ACCOUNTANTS

1250 Old Henderson Road
Columbus, Ohio 43220

OFFICE: (614) 451-4644
FAX: (614) 451-3818

| | E-mail Address |
|---|---|
| G. Richard Harvey, CPA | rharvey@hhhco.com |
| Martha J. Wickham, CPA | mwickham@hhhco.com |
| Richard B. Dumas, CPA | rdumas@hhhco.com |
| Dominic J. DiBartolomeo, CPA | ndibartolomeo@hhhco.com |


To the Board of Directors
Regis Securities Corporation
Westerville, Ohio

## Independent Auditors' Report

We have audited the accompanying balance sheets of Regis Securities Corporation as of June 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regis Securities Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Haemmerle, Heximer, Harvey & Co.

HAEMMERLE, HEXIMER, HARVEY & CO.
Columbus, Ohio

Federal Employer ID Number: 31-1022417

Richard B. Dumas

Richard B. Dumas, CPA

August 4, 2004

**REGIS SECURITIES CORPORATION**

**BALANCE SHEETS**

**JUNE 30, 2004 AND 2003**

| ASSETS | 2004 | 2003 |
|---|---|---|
| Cash | $ 104,468 | $ 41,587 |
| Deposits with clearing organization | 45,000 | 45,000 |
| Receivable from broker-dealers and clearing organization | 55,518 | 70,013 |
| Receivable from outside contractors | 2,193 | 2,978 |
| Prepaid expenses | 3,309 | 4,730 |
| Total current assets | 210,488 | 164,308 |
| Property and equipment, net | 6,496 | 6,556 |
| Deferred income taxes | 73,000 | 52,000 |
| Organization costs, net of accumulated amortization of $19,750 and $15,103 | 3,485 | 8,133 |
| Deposits | 110 | 110 |
| | $ 293,579 | $ 231,107 |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
| Accounts payable | $ 4,318 | $ 3,036 |
| Commissions payable | 43,457 | 51,578 |
| Accrued expenses | 10,156 | 9,680 |
| Income taxes payable | 1,000 | - |
| Total current liabilities | 58,931 | 64,294 |
| Stockholder's equity: | | |
| Common stock (850 shares authorized, 100 shares Issued and outstanding, at $100 par value) | 10,000 | 10,000 |
| Paid-in capital | 396,225 | 396,225 |
| Retained earnings | (171,577) | (239,412) |
| Total stockholder's equity | 234,648 | 166,813 |
| | $ 293,579 | $ 231,107 |

See accompanying notes to financial statements.

**REGIS SECURITIES CORPORATION**

**STATEMENTS OF INCOME**

**YEARS ENDED JUNE 30, 2004 AND 2003**

| | 2004 | 2003 |
|---|---|---|
| Revenues: | | |
| Commissions | $ 1,501,369 | $ 469,490 |
| Investment advisory fees | 10,599 | 15,441 |
| Interest and dividends | 785 | 840 |
| Total revenues | 1,512,753 | 485,771 |
| Operating expenses: | | |
| Commissions | 1,201,024 | 322,281 |
| Clearance fees | 79,408 | 38,035 |
| Wages | 48,957 | 43,193 |
| Licenses and dues | 18,958 | 13,554 |
| Rent expense | 17,111 | 8,325 |
| Payroll taxes | 16,201 | 7,957 |
| Professional services | 15,499 | 12,038 |
| Quotation services | 12,170 | 9,686 |
| Advertising | 9,185 | 2,399 |
| Insurance | 8,751 | 10,297 |
| Office | 6,716 | 2,897 |
| Telephone | 6,495 | 4,822 |
| Depreciation and amortization | 5,905 | 8,431 |
| Utilities | 3,056 | 1,597 |
| Postage and delivery | 2,321 | 2,964 |
| Other | 13,161 | 6,787 |
| Total operating expenses | 1,464,918 | 495,263 |
| Income (loss) before income taxes | 47,835 | (9,492) |
| Income tax benefit | 20,000 | 8,000 |
| Net income (loss) | $ 67,835 | $ (1,492) |

See accompanying notes to financial statements.

# REGIS SECURITIES CORPORATION

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

## YEARS ENDED JUNE 30, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| Common stock: | | |
| Balance at beginning of year | $ 10,000 | $ 10,000 |
| Issuance of shares | - | - |
| Balance at end of year | 10,000 | 10,000 |
| Additional paid-in capital: | | |
| Balance at beginning of year | 396,225 | 376,225 |
| Additional contribution | - | 20,000 |
| Balance at end of year | 396,225 | 396,225 |
| Retained earnings: | | |
| Balance at beginning of year | (239,412) | (237,920) |
| Net income (loss) | 67,835 | (1,492) |
| Balance at end of year | (171,577) | (239,412) |
| Total stockholder's equity | $ 234,648 | $ 166,813 |

See accompanying notes to financial statements.

# REGIS SECURITIES CORPORATION

## STATEMENTS OF CASH FLOWS

## YEARS ENDED JUNE 30, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ 67,835 | $ (1,492) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | 5,905 | 8,431 |
| Deferred income taxes | (21,000) | (8,000) |
| (Increase) decrease in: | | |
| Receivable from broker-dealers and clearing organization | 14,495 | (64,223) |
| Receivable from outside contractors | 785 | (2,978) |
| Receivable from employees | - | 300 |
| Receivable from related parties | - | 1,024 |
| Prepaid expenses | 1,421 | (660) |
| Increase (decrease) in: | | |
| Accounts payable | 1,282 | 1,474 |
| Commissions payable | (8,121) | 51,578 |
| Accrued expenses | 476 | 6,033 |
| Income taxes payable | 1,000 | - |
| Total adjustments | (3,757) | (7,021) |
| Net cash provided by (used in) operating activities | 64,078 | (8,513) |
| Cash flows from investing activities: | | |
| Capital expenditures | (1,197) | (2,481) |
| Net cash used in investing activities | (1,197) | (2,481) |
| Cash flows from financing activities: | | |
| Paid in capital contributions | - | 20,000 |
| Net cash provided by financing activities | - | 20,000 |
| Net increase in cash | 62,881 | 9,006 |
| Cash at beginning of year | 41,587 | 35,559 |
| Cash at end of year | $ 104,468 | $ 44,565 |
| Supplemental disclosures: | | |
| Interest paid | $ - | $ - |
| Income taxes paid | $ 690 | $ 614 |

See accompanying notes to financial statements.

**REGIS SECURITIES CORPORATION**

**NOTES TO FINANCIAL STATEMENTS**

**JUNE 30, 2004 AND 2003**

## Note 1 - Summary of Significant Accounting Policies

### A. Organization

Regis Securities Corporation (the Company) was organized on April 13, 1999. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC), the State of Ohio Securities Division, and is a member of the National Association of Securities Dealers (NASD).

The Company does not hold customer funds or safe-keep customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of June 30, 2004, the Company is licensed in nineteen states, including California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Maine, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Utah, Virginia, West Virginia, and Wisconsin. The Company maintains four branch offices outside of their main office.

### B. Management's Estimates

Management estimates are required in the preparation of financial statements in conformity with generally accepted accounting principles.

### C. Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the Federally insured limit of $100,000 as of June 30, 2004. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and petty cash to be cash equivalents.

### D. Depreciation

For financial reporting purposes, depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years.

### E. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1 - Summary of Significant Accounting Policies - (Continued)

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs for fiscal 2004 and 2003 are $9,185 and $2,399, respectively.

G. Income Taxes

The provision for income taxes is based on pretax earnings reported on the financial statements, adjusted for transactions that will never enter into the computation of income taxes payable. The tax effects related to differences in the time certain income and expenses are recognized for financial reporting purposes and the time they are recognized for income tax reporting purposes are reflected in the balance sheet as deferred income taxes.

H. Financial Statement Presentation

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedule I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000 for the year ended June 30, 2004. At June 30, 2004 the Company's net capital as defined by SEC Rule 15c3-1 was $96,055 in excess of the minimum net capital required.

Note 4 – Related Party Transactions

The President leases office space on behalf of the Company. The Company pays the lease and it is recorded as rent expense on a monthly basis. There is no rental agreement between the Company and the President. Rent expense was $17,111 and $8,325 in 2004 and 2003, respectively.

Note 5 – Property and Equipment

A summary of property and equipment, recorded at cost, follows:

| | 2004 | 2003 |
|---|---|---|
| Furniture and fixtures | $ 8,027 | $ 8,027 |
| Office equipment | 12,386 | 11,256 |
| Total property and equipment | 20,413 | 19,283 |
| Accumulated depreciation | (13,917) | (12,659) |
| Property and equipment, net | $ 6,496 | $ 6,624 |

Note 6 - Income Taxes

The components of income tax expense (benefit) are as follows:

| | 2004 | 2003 |
|---|---|---|
| Current | | |
| Federal | $ - | $ - |
| State & local | 1,000 | - |
| | 1,000 | - |
| Deferred | (21,000) | (8,000) |
| Total | $ (20,000) | $ (8,000) |

Income tax expense (benefit) differs from the Federal statutory rate for the following reasons:

| | 2004 | 2003 |
|---|---|---|
| Income tax expense (benefit) at Federal statutory rate | $ 16,264 | $ (3,227) |
| Increase (reduction) in tax resulting from: | | |
| Effect of net operating loss carryforward | (37,250) | - |
| Other | 986 | (4,773) |
| | $ (20,000) | $ (8,000) |

REGIS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004 AND 2003

Note 6 - Income Taxes – (Continued)

Deferred income taxes recorded in the balance sheet consist of the following:

| | 2004 | 2003 |
|---|---|---|
| Net operating loss carryforward | $ 73,000 | $ 52,000 |
| Net deferred tax assets | 73,000 | 52,000 |
| Deferred tax liabilities | - | - |
| Net deferred tax assets | $ 73,000 | $ 52,000 |

The Company has approximately $216,000 of net operating loss carryforwards, which begin to expire in 2020 if not previously utilized.

During the year ended, June 30, 2001, the Company realized a loss of $21,384 on the sale of its investment in corporate stocks. Federal income tax rules only allow those losses to offset capital gains. The Company has not recognized any deferred tax benefit for those losses. The tax benefit of approximately $4,000 can be carried forward 5 years and expires in 2006.

**REGIS SECURITIES CORPORATION**

**SUPPLEMENTARY SCHEDULES**

**AS OF JUNE 30, 2004**

## Schedule I

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity | | $ 234,648 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| Total capital and allowable subordinated liabilities | | 234,648 |
| Non-allowable assets: | | |
| Accounts receivable – other | $ 2,193 | |
| Prepaid taxes | 3,309 | |
| Furniture and equipment, net | 6,496 | |
| Deferred income taxes | 73,000 | |
| Organization costs, net | 3,485 | |
| Deposits | 110 | 88,593 |
| Net capital before haircuts on securities positions | | 146,055 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)): | | |
| Trading inventory | - | |
| Securities sold short | - | - |
| Total net capital | | $ 146,055 |

## Schedule II

### Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

| | |
|---|---|
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS report | $ 147,055 |
| Audit adjustments: | |
| Income taxes | (1,000) |
| Net capital per audited financial statements | $ 146,055 |